EXHIBIT 11-1

DavCo Restaurants, Inc.
Computation of Earnings Per Share
(In 000's except per share data)

                                                    FISCAL YEAR
                                                       ENDED
                                          ___________________________
                                          SEPT 27, SEPT 28, SEPT 30,
                                            1997     1996     1995
                                          ___________________________

Number of shares issued                     6,588    6,588    6,588

Treasury Stock                               (159)    (132)     -

Dilutive effect of outstanding options        660      596      569


Weighted-average number of  common
  and common equivalent shares
  outstanding                               7,089    7,052    7,157

Net Income                                $ 6,344  $ 2,391  $ 8,415

Net Income per common and common
  equivalent share                         $ 0.89   $ 0.34   $ 1.18